                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              ---------------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 1)


                                  RISCORP, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


            Shares of Class A Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    767597107
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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
---------------------------                   --------------------------------
CUSIP NO.    767597107             13G        PAGE    2    OF    7    PAGES
          --------------                            -------    -------
---------------------------                   --------------------------------
------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Frederick M. Dawson
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                      (b)  [ ]
------------------------------------------------------------------------------

3.      SEC USE ONLY
------------------------------------------------------------------------------

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER
                               -0-
     NUMBER OF
                      --------------------------------------------------------
       SHARES           6.     SHARED VOTING POWER
    BENEFICIALLY               -0-
      OWNED BY
                      --------------------------------------------------------
        EACH            7.     SOLE DISPOSITIVE POWER
     REPORTING                 -0-
       PERSON
                      --------------------------------------------------------
        WITH            8.     SHARED DISPOSITIVE POWER
                               -0-
------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                 [ ]

------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0.0%
------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON IN
------------------------------------------------------------------------------

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
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
CUSIP NO.    767597107              13G       PAGE    3    OF    7    PAGES
          --------------                            -------    -------
---------------------------                   --------------------------------
------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        F. M. Dawson Company, Inc.
        54-1754339
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                      (b)  [ ]
------------------------------------------------------------------------------

3.      SEC USE ONLY
------------------------------------------------------------------------------

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER
                               -0-
     NUMBER OF
                      --------------------------------------------------------
       SHARES           6.     SHARED VOTING POWER
    BENEFICIALLY               -0-
      OWNED BY
                      --------------------------------------------------------
        EACH            7.     SOLE DISPOSITIVE POWER
     REPORTING                 -0-
       PERSON
                      --------------------------------------------------------
        WITH            8.     SHARED DISPOSITIVE POWER
                               -0-
------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                 [ ]

------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0.0%
------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON IN
------------------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  RISCORP, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2 North Tamami Trail, Suite 608, Sarasota, Florida  34236-5642

ITEM 2(A).        NAME OF PERSON FILING:

                  This Schedule 13G is being filed by the following persons: (1) Frederick M. Dawson; and (2) F.M. Dawson Company, Inc. ("FMDC").

                  Mr. Dawson originally filed this Schedule 13G in 1998 reflecting his indirect beneficial ownership of 1,725,000 shares of Class A Common Stock of RISCORP, Inc. (the "Shares"). The Shares were (and continue to be) held of record by The Phoenix Management Company, Ltd. (the "Phoenix Partnership"). Mr. Dawson was the indirect beneficial owner of the Shares as a result of his ownership of all of the outstanding capital stock of FMDC, which owned all of the outstanding capital stock of Dawson Managers, Inc. ("DMI"), which was (and continues to be) the sole general partner of the Phoenix Partnership.

                  By virtue of an assignment effected by Mr. Dawson, all of the outstanding capital stock of DMI was transferred to The Frederick M. Dawson Trust dated August 20, 1998 (the "Trust"), of which Mr. Dawson and his spouse, Karen A. Dawson, are the trustees. Following this assignment, the Trust granted Walter
                  E. Riehemann an option to purchase all of the outstanding capital stock of DMI, exercisable within 120 days after the death of Mr. Dawson. Mr. Dawson died on October 24, 1999. On November 12, 1999, Mr. Riehemann exercised the option and, effective January 1, 2000, Mr. Riehemann became the owner of all of the outstanding capital stock of DMI.

                  As a result, of the foregoing transactions, Mr. Dawson and FMDC no longer have any beneficial ownership interest in the Shares. DMI and the Phoenix Partnership will continue their
                  Schedule 13G reporting with respect to the Shares in a separate Schedule 13G filed by Mr. Riehemann.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  12900 Lakeview Point Court, Windermere, Florida 34786

ITEM 2(C).        CITIZENSHIP:

                  The citizenship for each of Mr. Dawson and FMDC is contained in Item 4 on pages 2 and 3 of this Schedule 13G, respectively.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $0.01 per share

ITEM 2(E).  CUSIP NUMBER:

            767597107

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of
                    the Exchange Act.
            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                    Act.
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.
            (e) [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);
            (f) [ ] An employee benefit plan or endowment fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F);
            (g) [ ] A parent holding company or control person in
                    accordance with Rule 13d-1(b)(1)(ii)(G);
            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
            (i) [ ] A church plan that is excluded from the
                    definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)  Amount beneficially owned:   -0-
                                           ------------------------------------
            (b)  Percent of class:   0.0%
                                  ---------------------------------------------
            (c)  Number of shares as to which such person has:
                 (i)    Sole power to vote or to direct the vote   -0-
                                                                ---------------
                 (ii)   Shared power to vote or to direct the vote  -0-
                                                                  -------------
                 (iii)  Sole power to dispose or to direct the disposition
                        of   -0-
                          -----------------------------------------------------
                 (iv)   Shared power to dispose or to direct the disposition
                        of   -0-
                          -----------------------------------------------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Frederick M. Dawson


                                                  January 3, 2000
                                      -----------------------------------------
                                                      (Date)

                                               /s/ Karen A. Dawson
                                      -----------------------------------------
                                                    (Signature)

                                          Karen A. Dawson/Executrix for the
                                            Estate of Frederick M. Dawson
                                      -----------------------------------------
                                                   (Name/Title)


                                      F.M. Dawson Company, Inc.


                                                  January 3, 2000
                                      -----------------------------------------
                                                      (Date)

                                              /s/ Karen A. Dawson
                                      -----------------------------------------
                                                    (Signature)

                                             Karen A. Dawson/President
                                      -----------------------------------------
                                                    (Name/Title)